EXHIBIT 99.1

Michael Lee
Account Manager, Client Services
Telephone: 416.361.0930 ext.236
mlee@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

March 24, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	NORTHCORE TECHNOLOGIES INC.
Notice of Record and Meeting Date

We are pleased to confirm that Notice of Record and Meeting Date was sent to The Canadian Depository for Securities.

We advise the following with respect to the Annual & Special Meeting of Shareholders for the subject company.

1.	ISIN: CUSIP:	CA66401P1009 66401P100

2.	Date Fixed for the Meeting:	May 28, 2008

3.	Record Date for Notice:	April 18, 2008

4.	Record Date for Voting:	April 18, 2008

5.	Beneficial Ownership Determination Date:	April 18, 2008

6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares

7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares

8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,

EQUITY TRANSFER & TRUST COMPANY

Per: